CLIFFORD L. NEUMAN, P.C.

Attorney at Law

6800 N. 79th St., Ste. 200

NIWOT, COLORADO 80503

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

July 1, 2016

VIA EDGAR

H. Roger Schwall, Assistant Director of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance

Mail Stop 4628

Washington, D.C.  20549-7010

Re:

FieldPoint Petroleum Corporation

Registration Statement on Form S-3 Filed February 9, 2016

Comment Letter Dated February 29, 2016

File No. 333-209443

Dear Mr. Schwall:

On behalf of FieldPoint Petroleum Corporation (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 1 to Form S-3 (“Amendment No. 1”) containing the revisions made in response to your comments dated February 29, 2016:

Comment No. 1:   We have included a form of Trust Indenture as Exhibit 99.4 to the Amendment No. 1.

Comment Nos. 2-4:    We have amended Exhibit 5.1 as requested.

Further, we have been authorized to acknowledge on behalf of the Company that:

•  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have further comments or questions.

Sincerely,

/s/ Clifford L. Neuman

Clifford L. Neuman